Exhibit 99.1

REPORT ON VOTING RESULTS
Special Meeting of Unitholders of
Brookfield Property Partners L.P.
October 24, 2019

The Special Meeting of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units (“REUs”) of Brookfield Property L.P. and exchangeable limited partnership units of Brookfield Office Properties Exchange LP (“Exchangeable Units” and together with the BPY Units and the REUs, the “Units”) was held virtually over the Internet via live audio webcast on October 24, 2019. At this meeting, there were 104,703 Unitholders represented in person or by proxy holding 741,505,094 Units, representing approximately 84.75% of the 874,919,916 Units eligible to vote.

Unit Option Plan

The special resolution, the full text of which is attached as Appendix “A” to the Management Proxy Circular, approving an amended and restated unit option plan, was approved by a simple majority of votes cast by Unitholders. A vote was conducted on this resolution as follows:

	Votes For	Votes For	Votes Against
Units	Carried	691,008,030	50,496,938

There were no other matters to come before the meeting that required a vote by the Unitholders.

Date: October 25, 2019.	BROOKFIELD PROPERTY PARTNERS LIMITED
in its capacity as General Partner of Brookfield Property Partners L.P.

/s/ Jane Sheere
Jane Sheere
Secretary